SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              For November 14, 2002

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F  x        Form 40-F
                                    ---                 ---
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                    No  x
                                ---                   ---
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Allianz Group - Performance in the first three quarters of 2002

The Allianz Group had to accept a loss of 924 million euros during the first nine months. While a net income of 1.6 billion euros was achieved during the first six months, a loss of 2.5 billion euros was incurred during the third quarter in what was a very difficult market environment. This is principally due to an accumulation of extraordinary effects. These include primarily impairments on investments in the third quarter, provisions for asbestos and environmental claims at the US-American subsidiary Fireman's Fund, the flood catastrophe in Europe, the collapse of the capital markets, and ongoing high loan loss provisions at Dresdner Bank. Additional capital gains from the sale of shareholdings were not realized during the third quarter to improve earnings.

Operating business improved significantly in most business areas during the first nine months. Total premium income in insurance business rose worldwide by
11.9 percent to 61.5 billion euros. The combined ratio adjusted for flooding and asbestos improved to 101.5 percent. Net cash inflows in asset management were 43 billion euros adjusted for currency differences.

In the third quarter Dresdner Bank contributed to a loss of 972 million euros to the result of the Allianz Group.


Cautionary Note Regarding Forward-Looking Statements.

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties which could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro - U.S. Dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the event on, and following, September 11th, 2001.

The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                            ALLIANZ AKTIENGESELLSCHAFT



                              By:    /s/ Dr. Reinhard Preusche
                                   ---------------------------
                                   Dr. Reinhard Preusche
                                   Group Compliance



                              By:    /s/ Dr. Giovanni Salerno
                                   ---------------------------
                                   Dr. Giovanni Salerno
                                   Group Compliance


Date:    November 14, 2002